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                       [Xcyte Therapies, Inc. letterhead]

December 3, 2001

BY EDGAR
--------
Securities and Exchange Commission
Division of Corporate Finance
Attention: Ms. Cheri Carper
Judiciary Plaza, Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

      Xcyte Therapies, Inc.
      Registration Statement on Form S-1, SEC File No. 333-52528
      ----------------------------------------------------------

Dear Ms. Carper:

        On behalf of Xcyte Therapies, Inc. (the "Company"), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-52528, which was filed on December 22, 2000 (the "Registration Statement").

        Pursuant to the Registration Statement, the Company proposed to register shares of its Common Stock (the "Shares"), for issuance to the public. The Shares were to be offered through S.G. Cowen, U.S. Bancorp Piper Jaffray, Dain Rauscher Wessels and First Security Van Kaspar as underwriter representatives. The Company believes that terms obtainable in the marketplace at this time are not sufficiently attractive to proceed with the sale of the Shares. No securities have been sold pursuant to the Registration Statement and no activity in pursuit of the subject offering has been taken since on or about March 1, 2001; however, the Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

        Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

                                                   Sincerely,

                                                   Xcyte Therapies, Inc.



                                             By:   /s/ Ronald J. Berenson
                                                   -----------------------
                                                   Ronald J. Berenson, President